FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

MINUTES NO. 125 OF SADIA S.A. BOARD OF DIRECTORS MEETING, HELD ON JUNE 28, 2007.

On the twenty-eighth day of June of the year two thousand and seven, at 08:00 a.m., at its facilities at Rua Fortunato Ferraz nº 365 – 2o. floor, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr. Walter Fontana Filho, and upon a verification of compliance with the first paragraph or Article 16 of the Bylaws, the meeting was called to order for appreciation of the following:

3. ELECTION OF THE MEMBERS TO THE BOARD OF DIRECTORS AND ESTABLISHMENT OF THEIR COMPENSATION: -

In accordance with the provision in the Bylaws, Article 17, item III, the Board elected the members to the Executive Board for a term of office up to the installation of the new officers that will be elected by the Ordinary Shareholders Meeting to be held in 2008 and, as a result, the following officers were elected:

Chief Executive Officer: Gilberto Tomazoni, a Brazilian citizen, married, mechanical engineer, holder of the Identity Card RG No. 760.187 -5 SSI/SC and Taxpayer Identification No. 341.840.159 -72, resident and domiciled in Barueri-SP;

Finance Director: Adriano Lima Ferreira, a Brazilian citizen, married, economist, holder of the Identity Card RG No. 3.573.829 -43-SSP/BA and Taxpayer Identification No. 455.389.645 -15, resident and domiciled in São Paulo-SP;

International Sales Director: Alexandre de Campos, a Brazilian citizen, married, business administrator, holder of the Identity Card RG No. 20.706.845 -8 SSP/SP and Taxpayer Identification No. 105.027.358 -30, resident and domiciled in São Paulo-SP;

Institutional Relations, Sustainability and Legal Director: Alfredo Felipe da Luz Sobrinho, a Brazilian citizen, married, lawyer, holder of the Identity Card RG No. 37.622.335 -2-SSP/BA and Taxpayer Identification No. 003.289.871 -15, resident and domiciled in São Paulo-SP;

Technology and Production Director: Antonio Paulo Lazzaretti, a Brazilian citizen, married, chemical engineer, holder of the Identity Card RG No. 37.544.201 -7 SSP/SP and Taxpayer Identification No. 138.187.750 -87, resident and domiciled in Barueri-SP;

Beef Activity Director: Artêmio Listoni, a Brazilian citizen, married, Agricultural and Livestock Technician, holder of the Identity Card RG No. 39.567.331 -8-SSP/SP and Taxpayer Identification No. 425.408.959 -72, resident and domiciled in Vinhedo-SP;

Human Resources and Management Director: Eduardo Nunes de Noronha, a Brazilian citizen, married, mechanical engineer, holder of the Identity Card RG No. M5.509.094 SSP/MG and Taxpayer Identification No. 941.931.696 -34, resident and domiciled in São Paulo-SP;

Supply Director: Ernest Sícoli Petty, a Brazilian citizen, widower, agronomist engineer, holder of the Identity Card RG No. 19.263.243 SSP-SP and Taxpayer Identification No. 110.056.748 -84, resident and domiciled in Curitiba-PR;

Regional Production Director: Flávio Luís Fávero, a Brazilian citizen, married, chemical engineer, holder of the Identity Card RG No. 14/R 1.146.320 SSP/SC and Taxpayer Identification No. 506.705.069 -15, resident in São Paulo-SP;

Sadia S. A. - Ata nº 125

Commercial Director - Exports: Gilberto Meirelles Xandó Baptista, a Brazilian citizen, married, business administrator, RG nº 9.980.310 SSP/SP and Taxpayer Identification No. 090.973.728 -28, resident and domiciled in São Paulo-SP;

International Operations Director: Guillermo Henderson Larrobla, a Brazilian citizen, naturalized, married, engineer, holder of the Naturalization Certificate RG No. 4/C-3.405.724 SSP/SC and Taxpayer Identification No. 349.761.670 -20, resident and domiciled in Porto Alegre-RS;

International Relations Director: Jose Augusto Lima de Sá, a Brazilian citizen, married, business administrator, holder of the Identity Card RG No. 4.386.078 SSP/SP and Taxpayer Identification No. 896.280.718 -15, resident and domiciled in São Paulo-SP;

Agricultural and Livestock Technology Director: Osório Dal Bello, a Brazilian citizen, married, agronomist, holder of the Identity Card RG No. 515.972 -SSP/SC and Taxpayer Identification No. 287.212.330 -04, resident and domiciled in Concórdia-SC;

Logistics Director: Paulo Francisco Alexandre Striker, a Brazilian citizen, married, engineer civil, holder of the Identity Card RG No. 4.909.248 -0 SSP/SP and Taxpayer Identification No. 013.370.048 -80, resident and domiciled in São Paulo-SP;

Grain Purchasing Director: Ricardo Fernando Thomas Fernandes, a Brazilian citizen, married, business administrator, holder of the Identity Card RG No. 10.166.870 -61 SSP/SC and Taxpayer Identification No. 374.124.850 -91, resident and domiciled in Chapecó-SC;

Control, Administration, IT and Investor Relations Director: Welson Teixeira Junior, a Brazilian citizen, married, economist, holder of the Identity Card RG No. 8.031.972 -SSP/SP and Taxpayer Identification No. 791.627.708 -53, resident and domiciled in Joinville-SC;

International Sales Director: Roberto Banfi, Italian, married, economist, holder of the Alien's Identity Card - RNE No. W175691-0 and Taxpayer Identification No. 504.659.617 -20, resident and domiciled in Cotia-SP;

Regional Production Director: Ronaldo Kobarg Müller, a Brazilian citizen, married, chemical engineer, holder of the Identity Card RG No. 4/R 424.800 SSP/SC and Taxpayer Identification No. 499.617.809 -49, resident and domiciled in Chapecó-SC;

Commercial Director – Domestic Market: Sérgio Carvalho Mandin Fonseca, a Brazilian citizen, married, engineer, holder of the Identity Card RG No. MG-641.410 SSP/MG and Taxpayer Identification No. 323.378.846 -00, resident and domiciled in Uberlândia-MG;

Integrated Operations and Planning Director: Valmor Savoldi, a Brazilian citizen, married, agronomist engineer, holder of the Identity Card RG No. 1/R 295.266 SCC/SC and Taxpayer Identification No. 243.637.660 -34, resident and domiciled in Barueri-SP.

Sadia S. A. - Ata nº 125

Then those present in the adjoining room were invited to come into the meeting room where the elected Directors, before the Board and in accordance with Law 6404/76, Article 147, Paragraphs 1 and 2, represented that they were not subject to any of the crimes contemplated in the Law and which might prevent them from exercising commercial activities. The then-elected Directors shall enter upon their respective offices by signing the "Installation Certificate", to be transcribed on the Book of Minutes of the Executive Board Meetings. Eventually, the Board approved the compensation attributed to the Executive Board members in accordance with the attached document.

6. PROVISION FOR PAYMENT OF DIVIDENDS UNDER INTEREST ON NET EQUITY

Upon the appreciation of item 1 of the Minutes No. 447 of the Executive Board meeting, as well as item 7 of the Minutes No. 7 of the Audit Committee, both held on June 27, 2007, the Board of Directors, in conformity with the provision in the Bylaws, Article 17, item IV, authorized the provision of funds for the payment of dividends under interest on net equity relating to the second quarter of 2007, in the gross amount of R$0.050842 and net amount of R$0.043215 per ordinary and preferred shares. Such interest will be included in the calculation of the compulsory minimum dividend that may come to be approved at the Ordinary Shareholders Meeting to be held in 2008. The corresponding credit shall be made in the accounting records of this Company on June 30, 2007, for payment on August 17, 2007, based on the shareholding position at July 04, 2007, less withholding income tax of fifteen percent (15%), in accordance with the terms of Law No. 9249/95, Article 9, paragraph 2, except for those shareholders that are actually immune or exempted. The shares will be traded at the São Paulo Stock Exchange and at the New York Stock Exchange, ex-interest on net equity, as from and including July 5, 2007.

There being no further business, the meeting was adjourned for drawing up these minutes, which were then signed by all Board members present.

São Paulo-SP, June 28, 2007.

Walter Fontana Filho (Chairman)

Eduardo Fontana d’Avila (1st Vice Chairman)

Alcides Lopes Tápias (2nd Vice Chairman)

Diva Helena Furlan

Everaldo Nigro dos Santos

Francisco Silverio Morales Cespede

José Marcos Konder Comparato

Luiza Helena Trajano Inácio Rodrigues

Marcelo Fontana